Exhibit 99.25

Consent of GeoSim Services Inc.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with, and to the use of information derived from, the technical report entitled “Technical Report, Blackwater Gold Project, British Columbia, prepared for New Gold Inc. dated effective March 7, 2012,  included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011 and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

GeoSim Sercices Inc.

"Ronald G. Simpson"
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Name:                      Ronald G. Simpson
Title: